December 17, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Soares, Esq. and Nicholas Panos, Esq.

Re:	Nature’s Miracle Holding Inc.
Schedule 13D by Varto Levon Doudakian
Filed July 16, 2024
File No. 005-94497

Dear Mr. Soares and Mr. Panos:

I am responding to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 3, 2024 (the “Comment Letter”).

For your convenience, the Staff’s comment contained in the Comment Letter has been restated below.

Staff Comment:

Schedule 13D Filed July 16, 2024

General

We note that the event reported as requiring the filing of the Schedule 13D was March 11, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 11, 2024 event date, the Schedule 13D submitted on July 16, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response:

My shares of Nature’s Miracle Holding Inc. were acquired in connection with the De-SPAC merger of Nature’s Miracle as a result of exchanging my shares of Nature’s Miracle Inc. for shares of Nature’s Miracle Holding Inc., and not in an open market transaction.

Although I timely filed my Form 3 to report my holdings of the Company’s securities, I was unaware that I also had to file a Schedule 13D. I regret that the filing was not timely made and respectfully apologize. I have since become better versed with my filing requirements and if I am required to make a Section 13 filing in the future, I will make sure that filing is timely made.

Should you have any further questions, please feel free to contact the Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

/s/ Varto Levon Doudakian
Varto Levon Doudakian